October 16, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director

Jennifer Riedler, Examiner

Re:	Generex Biotechnology Corporation

Registration Statement on Form S-1

Filed September 12, 2012

File No. 333-183865

Ladies and Gentlemen:

On behalf of Generex Biotechnology Corporation (the “Company”), we are transmitting the Company's responses to the comments of the Commission Staff as set forth in your letter, dated September 24, 2012, relating to the Company’s Registration Statement on Form S-1 (“Registration Statement”) filed September 12, 2012.

For ease of reference, we have set forth below the Staff's comments followed by the Company's response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General

1.	Please update your financial statements pursuant to Rule 3-12(b) of Regulation S-X.

Response:

The Company has amended the registration statement to include the financial statements for our fiscal year ended July 31, 2012. We have made other updating changes throughout the registration statement.

2.	We note that as part of the registration of 88,121,621 shares of common stock for resale by certain of your stockholders, you are seeking to register 3,750,000 shares of common stock pertaining to (i) additional shares of common stock that may be issuable upon the triggering of ratchet provisions of 9,375,000 warrants that were issued in your August 10, 2012 offerings and (ii) additional shares of common stock that may be issuable upon the triggering of ratchet provisions of the Series C 9% Convertible Preferred Stock. Please note that since the 3,750,000 shares of common stock are subject to ratchet provisions which have not been triggered, it is premature to register these shares at this time. Accordingly, please amend your registration statement to remove these 3,750,000 shares of common stock. You may register the shares after the ratchet provisions have been triggered.

Securities and Exchange Commission

October 16, 2012

Response:

The Company has removed these securities from its amended registration statement.

Executive Compensation, page 69

3.	Please update your filing to include the Item 402 of Regulation S-K disclosure for your fiscal year ended July 31, 2012. See Regulation S-K CDI Question 117.05.

Response:

The Company has amended the registration statement to include the executive compensation for our fiscal year ended July 31, 2012.

* * *

The Company further acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at telephone number 416.364.2551, extension 235 or by email at mfletcher@generex.com or by facsimile number 647-547-7104 with any questions regarding the responses set forth above.

Sincerely,

GENEREX BIOTECHNOLOGY CORPORATION

/s/ Mark A. Fletcher

Mark A. Fletcher

President and Chief Executive Officer

cc:	Stephen Fellows, Acting CFO

Gary Miller, Esq.